SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No.__)

                	Transatlantic Holdings Inc.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                                893521104
------------------------------------------------------------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
		Transatlantic Holdings Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
		80 Pine Street
		New York, NY 10005
Item 2(a)	NAME OF PERSON FILING
		DAVIS SELECETED ADVISERS L.P. for
Abar Foundation
AEP
Atlanta G & L
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Davis Ptrns Fnd
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
DFF
DGOF
DNE Corp
DNYVF
DVaraFinancial
DVaraValue
ElectAnnu
ElectPens
Emma Willard
Fishkind LLC
G Depreciation
G Foundation
G Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMPrt
MassMVar
Masters Select
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
MIT Financial
MIT Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Omaha
Plumber
Polaris
Prudential SP
Quadsan
Rappaport
RL Polk
SAS
Scudder - SVS
SicavDFF
SicavDOF
SicavDVF
SSB Large Cap V
SSS
Stobie Creek
Style Select
StyleLCV
Suburban Prop
SunLifeFin'l
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
Zenith
APL- WRAP
AG Edwards Select
CIBC OPPENHEIMER
MORGAN STANLEY
MC DONALD INVESTMENTS
MESIROW
MORGAN KEEGAN
PAINE WEBBER
PIPER JAFFREY
PRUDENTIAL
RAYMOND JAMES
SALOMON SMITH BARNEY
WOOD GUNDY CIBC

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	893521104
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 10,495,035	shares
Abar Foundation		1,350
AEP			46,750
Atlanta G & L		7,672
Atmos Energy		5,100
Avon Old Farms		1,050
AXP Partners		46,400
Bowne & Co.		3,000
Catholic Mutual		1,500
Champa Trust		2,550
Davis Ptrns Fnd		75,000
Del Labs PenPl		732
Del Labs-Lacrss		67
DetroitLaborers		12,450
DFF			1,142,550
DGOF			85,500
DNE Corp		1,000
DNYVF			4,973,150
DVaraFinancial		17,850
DVaraValue		65,350
ElectAnnu		10,050
ElectPens		18,300
Emma Willard		1,800
Fishkind LLC		1,800
G Depreciation		2,600
G Foundation		1,050
G Pension		1,250
Galveston		2,000
Georgia Corp		15,850
Gonzaga Univ		3,000
GrangeFT		3,900
Hathaway		2,700
Hirsch			3,600
Hoff Family Tr.		1,800
Lewis & Roca		1,050
MassMPrt		122,450
MassMVar		9,200
Masters Select		96,900
Mattin A		1,350
Mattin B		1,350
Medcen			1,095
MennenFT		6,400
Methodist Home		9,450
MetLife SIP		11,050
Milder CP		2,100
Minn Retail		11,950
MIT Financial		29,150
MIT Value		30,250
Mt. Sinai		7,125
Mutual Protect		1,200
NASD			6,000
NASDRegulation		6,900
NedsIsland		3,787
NM Mutual		2,550
Noramco Davis		1,800
NYC Superior		4,050
Omaha			4,950
Plumber			1,800
Polaris			643,800
Prudential SP		24,900
Quadsan			2,400
Rappaport		1,300
RL Polk			1,650
SAS			1,158,300
Scudder - SVS		30,850
SicavDFF		14,650
SicavDOF		6,650
SicavDVF		82,260
SSB Large Cap V		10,450
SSS			30,900
Stobie Creek		4,450
Style Select		10,200
StyleLCV		8,100
Suburban Prop		3,100
SunLifeFin'l		5,250
SunLifeValue		6,650
Tallahassee		8,250
Temple			825
Union Dale		1,500
Via			2,170
Volvo			1,800
Wallace Retire		8,200
Wellstar		2,900
Zenith			220,325
APL- WRAP 		491,093
AG Edwards Select 	2,206
CIBC OPPENHEIMER	18,066
MORGAN STANLEY		217,359
MC DONALD INVESTMENTS	5,112
MESIROW			2,330
MORGAN KEEGAN		4,871
PAINE WEBBER		157,557
PIPER JAFFREY		11,416
PRUDENTIAL 		229,747
RAYMOND JAMES		945
SALOMON SMITH BARNEY	129,660
WOOD GUNDY CIBC		215

(b) Percent of class	20.10%
Abar Foundation		0.00%
AEP			0.09%
Atlanta G & L		0.01%
Atmos Energy		0.01%
Avon Old Farms		0.00%
AXP Partners		0.09%
Bowne & Co.		0.01%
Catholic Mutual		0.00%
Champa Trust		0.00%
Davis Ptrns Fnd		0.14%
Del Labs PenPl		0.00%
Del Labs-Lacrss		0.00%
DetroitLaborers		0.02%
DFF			2.19%
DGOF			0.16%
DNE Corp		0.00%
DNYVF			9.52%
DVaraFinancial		0.03%
DVaraValue		0.13%
ElectAnnu		0.02%
ElectPens		0.04%
Emma Willard		0.00%
Fishkind LLC		0.00%
G Depreciation		0.00%
G Foundation		0.00%
G Pension		0.00%
Galveston		0.00%
Georgia Corp		0.03%
Gonzaga Univ		0.01%
GrangeFT		0.01%
Hathaway		0.01%
Hirsch			0.01%
Hoff Family Tr.		0.00%
Lewis & Roca		0.00%
MassMPrt		0.23%
MassMVar		0.02%
Masters Select		0.19%
Mattin A		0.00%
Mattin B		0.00%
Medcen			0.00%
MennenFT		0.01%
Methodist Home		0.02%
MetLife SIP		0.02%
Milder CP		0.00%
Minn Retail		0.02%
MIT Financial		0.06%
MIT Value		0.06%
Mt. Sinai		0.01%
Mutual Protect		0.00%
NASD			0.01%
NASDRegulation		0.01%
NedsIsland		0.01%
NM Mutual		0.00%
Noramco Davis		0.00%
NYC Superior		0.01%
Omaha			0.01%
Plumber			0.00%
Polaris			1.23%
Prudential SP		0.05%
Quadsan			0.00%
Rappaport		0.00%
RL Polk			0.00%
SAS			2.22%
Scudder - SVS		0.06%
SicavDFF		0.03%
SicavDOF		0.01%
SicavDVF		0.16%
SSB Large Cap V		0.02%
SSS			0.06%
Stobie Creek		0.01%
Style Select		0.02%
StyleLCV		0.02%
Suburban Prop		0.01%
SunLifeFin'l		0.01%
SunLifeValue		0.01%
Tallahassee		0.02%
Temple			0.00%
Union Dale		0.00%
Via			0.00%
Volvo			0.00%
Wallace Retire		0.02%
Wellstar		0.01%
Zenith			0.42%
APL- WRAP 		0.94%
AG Edwards Select 	0.00%
CIBC OPPENHEIMER	0.03%
MORGAN STANLEY		0.42%
MC DONALD INVESTMENTS	0.01%
MESIROW			0.00%
MORGAN KEEGAN		0.01%
PAINE WEBBER		0.30%
PIPER JAFFREY		0.02%
PRUDENTIAL 		0.44%
RAYMOND JAMES		0.00%
SALOMON SMITH BARNEY	0.25%
WOOD GUNDY CIBC		0.00%
	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   10,495,035

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 10,495,035

	(iv) shared power to dispose or to direct the disposition of

	       	N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		April 9, 2002